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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934





                            BAKER HUGHES INCORPORATED
                            -------------------------
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $1.00 PER SHARE
                     ---------------------------------------
                         (Title of Class of Securities)

                                   057224 10 7
                               -----------------
                                 (CUSIP Number)



                                JAMES E. BRASHER
                               WESTERN ATLAS INC.
                              10205 WESTHEIMER ROAD
                             HOUSTON, TX 77042-3115
                                 (713) 972-4000
         -------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  MAY 10, 1998
         -------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)




If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: |_|.

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
                                  SCHEDULE 13D
----------------------                                         -----------------
CUSIP NO. 057224 10 7                                           Page 2 of 12
----------------------                                         -----------------

------------ -------------------------------------------------------------------
     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                      WESTERN ATLAS INC.

------------ -------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a)  |_|
                                                                      (b)  |_|

------------ -------------------------------------------------------------------
     3       SEC USE ONLY                                                  |_|
------------ -------------------------------------------------------------------

     4       SOURCE OF FUNDS
                      BK, WC, OO

------------ -------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)                                |_|

------------ -------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE ORGANIZATION
                      DELAWARE
------------ -------------------------------------------------------------------
                     7
                           SOLE VOTING POWER
                                    33,772,146
    NUMBER OF      ------- -----------------------------------------------------
                     8
     SHARES                SHARED VOTING POWER
                                    -0-
  BENEFICIALLY     ------- -----------------------------------------------------
                     9
    OWNED BY               SOLE DISPOSITIVE POWER
                                    33,772,146
      EACH         ------- -----------------------------------------------------
                     10
    REPORTING              SHARED DISPOSITIVE POWER
                                    -0-
   PERSON WITH

------------------ ------- -----------------------------------------------------
       11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                   PERSON
                                    33,772,146
------------------ -------------------------------------------------------------
       12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                   CERTAIN SHARES
                                                                           |_|
------------------ -------------------------------------------------------------
       13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                            16.6%
------------------ -------------------------------------------------------------
       14          TYPE OF REPORTING PERSON
                            CO
------------------ -------------------------------------------------------------

ITEM 1. SECURITY AND ISSUER.

                  This Statement on Schedule 13D (this "Schedule 13D") relates to the common stock, par value $1.00 per share (the "Baker Hughes Common Stock"), of Baker Hughes Incorporated, a Delaware corporation ("Baker Hughes" or the "Issuer"). The principal executive offices of the Issuer are located at 3900 Essex Lane, Houston, Texas 77027-5177.


ITEM 2. IDENTITY AND BACKGROUND.

                  This Statement is being filed by Western Atlas Inc., a Delaware corporation ("Western Atlas"). Western Atlas is a leading supplier of oilfield services and reservoir information technologies for the worldwide oil and gas industry, specializing in land, marine and transition-zone seismic data acquisition and processing services; well-logging and completion services; and reservoir characterization and project management services. The address of Western Atlas' principle executive office is 10205 Westheimer Road, Houston, TX 77042-3115.

                  Neither this Schedule 13D nor anything contained herein shall be construed as an admission that Western Atlas constitutes a "person" for any purposes other than Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act").

                  The name, business address, present principal occupation or employment and citizenship of each director and executive officer of Western Atlas is set forth in Schedule I hereto and is incorporated herein by reference.

                  During the last five years, neither Western Atlas, nor, to the knowledge of Western Atlas, any of the persons listed on Schedule I hereto, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                  As more fully described in Item 4 hereof, Western Atlas has entered into the Western Atlas Option Agreement (as defined below) with Baker Hughes. Pursuant to the Western Atlas Option Agreement, Baker Hughes has, among other things, granted Western Atlas the Western Atlas Option to acquire shares of Baker Hughes Common Stock as described below. If the conditions precedent were satisfied to permit Western Atlas to exercise its option to purchase shares of Baker Hughes Common Stock pursuant to the Western Atlas Option Agreement and Western Atlas so exercised that option, Western Atlas currently anticipates that funds for such exercise would be provided from general funds available to Western Atlas and its affiliates and by borrowings from sources yet to be determined.

                  No funds were used in connection with entering into the Merger Agreement or the Western Atlas Option Agreement (as those terms are defined in Item 4 of this Schedule 13D).

ITEM 4. PURPOSE OF TRANSACTION.

The Merger Agreement

                  On May 10, 1998, Baker Hughes, Western Atlas and Baker Hughes Delaware I, Inc., a Delaware corporation ("Merger Sub"), entered into an Agreement and Plan of Merger (the "Merger Agreement"), whereby, subject to the conditions stated therein, Merger Sub will merge (the "Merger") with and into Western Atlas, and Western Atlas, as the surviving corporation, will become a wholly owned subsidiary of Baker Hughes. In the Merger, each share of Western Atlas Common Stock, par value $1.00 per share ("Western Atlas Common Stock"), outstanding immediately prior to the effective time of the Merger will be converted automatically into the right to receive a number of shares of Baker Hughes Common Stock equal to the Exchange Ratio. The Merger is expected to be accounted for as a pooling of interests and expected to be tax-free to the Company's shareholders.

                  The "Exchange Ratio" will be 2.4 if the Baker Hughes Share Price (defined below in this Item 4) is greater than or equal to $38.25 but less than or equal to $42.75. If the Baker Hughes Share Price is greater than or equal to $35.00 and less than $38.25, the Exchange Ratio will be adjusted to maintain the value of the Baker Hughes Common Stock issued for each share of Western Atlas Common Stock at $91.80. Similarly, if the Baker Hughes Share Price is greater than $42.75 but less than or equal to $44.75, the Exchange Ratio will be adjusted to maintain the value of the Baker Hughes Common Stock issued for each share of Western Atlas Common Stock at $102.60. If the Baker Hughes Share Price is greater than $44.75, the Exchange Ratio will be fixed at 2.293. If the Baker Hughes Share Price is below $35.00, Western Atlas will have the option to terminate the Merger Agreement unless Baker Hughes elects to issue additional shares of Baker Hughes Common Stock to maintain the value of Baker Hughes Common Stock issued for each share of Western Atlas Common Stock at $91.80. The "Baker Hughes Share Price" is the average of the per share closing prices of Baker Hughes Common Stock for the twenty consecutive trading days ending on the fifth trading day prior to the closing of the Merger, appropriately adjusted for any stock splits, reverse stock splits, stock dividends, recapitalizations or other similar transactions.

                  The closing of the Merger will occur on the first business day immediately following the day on which all conditions to the Merger contained in the Merger Agreement have been satisfied or waived or such other date as Baker Hughes and Western Atlas may agree. The closing of the Merger is conditioned upon approval of the stockholders of both Baker Hughes and Western Atlas as well as the receipt of all applicable regulatory approvals, including the expiration or termination of the waiting period prescribed by the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and other customary conditions all as further described in the Merger Agreement.

                  The Merger Agreement provides that John R. Russell, President, Chief Executive Officer and a director of Western Atlas will be elected as President of Baker Hughes, and Max L. Lukens will continue as Chairman of the Board of Directors and Chief Executive Officer of Baker Hughes. The Merger Agreement also provides that Mr. Russell, Alton J. Brann, Chairman of the Board of Western Atlas, and two other persons designated by Western Atlas, will be appointed to be directors of Baker Hughes as of the effective time of the Merger.

                  As a condition and inducement to each party's willingness to enter into the Merger Agreement, each party requested, and the other party agreed, to grant the requesting party

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an option to purchase a certain number of shares of the granting party's common stock. Western Atlas granted Baker Hughes such an option pursuant to an Option Agreement dated May 10, 1998 (the "Baker Hughes Option Agreement"), between Western Atlas, as grantor, and Baker Hughes, as grantee. Baker Hughes granted Western Atlas such an option pursuant to an Option Agreement dated May 10, 1998 (the "Western Atlas Option Agreement"), between Baker Hughes, as grantor, and Western Atlas, as grantee. The Baker Hughes Option Agreement and the Western Atlas Option Agreement are referred to collectively herein as the "Option Agreements."

Western Atlas Option Agreement

                  Pursuant to the Western Atlas Option Agreement, Baker Hughes granted Western Atlas an option (the "Western Atlas Option") to purchase 33,772,146 shares of Baker Hughes Common Stock (as adjusted to be equal to 19.9% of the number of shares of Baker Hughes Common Stock issued and outstanding) at the Exercise Price. The "Exercise Price" is $41.125 per share.

                  The Exercise Price and the type and number of shares or securities subject to the Western Atlas Option will be adjusted appropriately for any stock dividend, split-up, combination, recapitalization, exchange of shares or similar transactions in respect of the Baker Hughes Common Stock. The Western Atlas Option is exercisable in whole or in part.

                  The Western Atlas Option is exercisable, in whole or in part, at any time and from time to time following the occurrence of an Exercise Event (defined below in this Item 4). The Western Atlas Option expires on the earlier to occur of:

          (1)     the effective time of the Merger,

          (2) the first anniversary of the receipt by Western Atlas of written notice from Baker Hughes of the occurrence of an Exercise Event, and

          (3) termination of the Merger Agreement in accordance with its terms prior to the occurrence of an Exercise Event.

                  An "Exercise Event" is any of the events giving rise to the obligation of Baker Hughes to pay Western Atlas a $50 million fee under Section
9.5 of the Merger Agreement. These events include the following:

          (1) Baker Hughes terminates the Merger Agreement after the Board of Directors of Baker Hughes both

                   (a) determines that proceeding with the Merger would be inconsistent with its fiduciary obligations by reason of a third party's proposal that is superior to the Merger to acquire, or combine with, Baker Hughes, and

                   (b) elects to terminate the Merger Agreement prior to the date that the stockholders of both of Western Atlas and Baker Hughes have approved the Merger Agreement and the Merger, subject to certain conditions;

          (2) Western Atlas or Baker Hughes terminates the Merger Agreement after both

                   (a) the public announcement of a third party's proposal that is superior to the Merger to acquire, or combine with, Baker Hughes, and

                   (b) a Baker Hughes stockholders meeting (including reconvened meetings after adjournments or postponements thereof) has been held, and the stockholders at that meeting failed to approve the Merger and the Merger Agreement; and

          (3)     Western Atlas terminates the Merger Agreement after both

                   (a) the public announcement, or receipt by the Board of Directors of Baker Hughes, of a third party's proposal that is superior to the Merger to acquire, or combine with, Baker Hughes, and

                   (b) the Board of Directors of Baker Hughes has withdrawn or materially modified, in a manner adverse to Western Atlas, the approval or recommendation of the Board of Directors of Baker Hughes with respect to the Merger or recommended the superior proposal.

                  Pursuant to a put right in the Western Atlas Option Agreement, Western Atlas may require Baker Hughes to purchase the Western Atlas Option Agreement (with respect to shares for which it has not been exercised or for which it has been exercised but the purchase of the shares has not closed) and shares of Baker Hughes Common Stock that Western Atlas acquired pursuant to exercises of the Western Atlas Option beginning upon occurrence of an Exercise Event and ending on the earlier of:


          (1)     120 days after the expiration of the Western Atlas Option, and

          (2) 120 days after the conditions to the payment by Baker Hughes to Western Atlas of the additional $150 million fee pursuant to Section 9.5 of the Merger Agreement.

                  If Western Atlas exercises this put right, Baker Hughes will pay to Western Atlas for the shares with respect to which the put right is exercised an aggregate price equal to the sum of:

          (1) the aggregate Exercise Price paid by Western Atlas for any shares of Baker Hughes Common Stock which Western Atlas owns and as to which Western Atlas exercises the put right;

          (2) the excess, if any, of the Applicable Price (as defined below in this Item 4) over the Exercise Price paid by Western Atlas for each share of Baker Hughes Common Stock as to which Western Atlas exercises the put right multiplied by the number of such shares; and

          (3) the excess, if any, of the Applicable Price over the Exercise Price multiplied by the number of shares of Baker Hughes Common Stock subject to the Western Atlas Option with respect to which Western Atlas has not yet exercised the Western Atlas Option and as to which Western Atlas exercises the put right.

                  "Applicable Price" means the highest of the following:

          (1) the highest purchase price per share paid pursuant to a third party's tender or exchange offer made for shares of Baker Hughes Common Stock after May 10, 1998 and on or prior to the date on which Western Atlas exercises its put right;

          (2) the price per share to be paid by any third party for shares of Baker Hughes Common Stock pursuant to an agreement for a Business Combination Transaction (as defined in the Western Atlas Option Agreement) entered into on or prior to the date on which Western Atlas exercises its put right; and

          (3) the Current Market Price (as defined in the Western Atlas Option Agreement) of shares of the Baker Hughes Common Stock.

                  To the extent that Western Atlas does not exercise its rights pursuant to the put right, Baker Hughes may during any time during the 120-day period beginning when the put right expires, repurchase from Western Atlas all of the shares of Baker Hughes Common Stock that Western Atlas acquired from Baker Hughes pursuant to the Western Atlas Option Agreement that Western Atlas owns at the time at a price per share equal to the greater of the Current Market Price of shares of Baker Hughes Common Stock and the Exercise Price.

                  Subject to Western Atlas' put right and Baker Hughes' repurchase right, both as described above in this Item 4, after the first occurrence of an Exercise Event and prior to the second anniversary of the first purchase of shares of Baker Hughes Common Stock by Western Atlas pursuant to the Western Atlas Option, if Western Atlas desires to sell, assign, transfer or otherwise dispose of all or any of the shares of Baker Hughes Common Stock that Western Atlas acquired pursuant to the Western Atlas Option, Western Atlas must first give Baker Hughes the right to repurchase those shares of Baker Hughes Common Stock on the same terms and conditions and at the same price at which Western Atlas is proposing to transfer such shares. This right of first refusal will not apply to the following:

          (1) any disposition as a result of which the transferee would own beneficially not more than 2% of the outstanding voting power of Baker Hughes;

          (2) any disposition of Baker Hughes Common Stock by a person to whom Western Atlas has assigned its rights under the Western Atlas Option with the consent of Baker Hughes;

          (3) any sale by means of a public offering registered under the Securities Act, as amended (the "Securities Act"); or

          (4) any transfer to a wholly owned subsidiary of Western Atlas which agrees in writing to be bound by the terms of the Western Atlas Option Agreement.

                  For two years following the first exercise of the Western Atlas Option, Western Atlas may require Baker Hughes to register under the Securities Act shares of Baker Hughes Common Stock that Western Atlas acquires pursuant to an exercise of the Western Atlas Option, and to qualify such shares under applicable state securities laws if such registration or qualification is required in order to permit the offering, sale and delivery of any or all shares of Baker Hughes Common Stock by Western Atlas. Western Atlas may require up to two such registrations to be made effective.

                  The Western Atlas Option Agreement limits the aggregate profit that Western Atlas may receive pursuant to the put right, the sale of shares of Baker Hughes Common Stock acquired pursuant to an exercise of the Western Atlas Option (including sales made to Baker Hughes or pursuant to a registration statement under the Securities Act or any exemption therefrom) combined with all amounts received by Western Atlas from Baker Hughes or concurrently paid to Western Atlas pursuant to Section 9.5 of the Merger Agreement. The limit is $50 million, unless the conditions to the payment by Baker Hughes of the additional $150 million fee under Section 9.5 of the Merger Agreement have occurred, in which case the limit will be $200 million.


                  The foregoing description of the Merger, the Merger Agreement, the Western Atlas Option and the Western Atlas Option Agreement does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement and the Western Atlas Option Agreement, copies of which are attached hereto as Exhibits 1 and 2, respectively, and are incorporated herein by reference.

Baker Hughes Option Agreement

                  Pursuant to the Baker Hughes Option Agreement, Western Atlas granted Baker Hughes an option (the "Baker Hughes Option") to purchase 10,905,763 shares of Western Atlas Common Stock (as adjusted to be equal to 19.9% of the number of shares of Western Atlas Common Stock issued and outstanding) at an exercise price equal to the lesser of (i) $98.70 per share and (ii) the Exchange Ratio multiplied by the Closing Price of Baker Hughes Common Stock on the date of exercise of the Baker Hughes Option.

                  The other provisions of the Baker Hughes Option Agreement are substantially identical to the provisions of the Western Atlas Option Agreement.

                  Except as set forth in this Schedule 13D, Western Atlas has no plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.




ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

                  Neither Western Atlas nor any of the persons listed on
Schedule I hereto (except for Damir S. Skerl, an executive officer of Western Atlas, who is the beneficial owner of 100 shares of Baker Hughes Common Stock) beneficially owns any shares of Baker Hughes Common Stock other than as set forth herein. Prior to the Western Atlas Option becoming exercisable and being exercised, Western Atlas expressly disclaims beneficial ownership of the shares of Baker Hughes Common Stock which are purchasable by Western Atlas upon the Western Atlas Option becoming exercisable and being exercised. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that Western Atlas is the beneficial owner of the shares of Baker Hughes Common Stock subject to the Western Atlas Option for purposes of
Section 13(d) or 16 of the Exchange Act or for any other purpose and such beneficial ownership is expressly disclaimed.

                  (a) Pursuant to the Western Atlas Option, Western Atlas has an option to purchase 33, 772,146 shares of Baker Hughes Common Stock at the Western Atlas Exercise Price. The Western Atlas Option becomes exercisable under certain conditions described in this Schedule 13D. Based upon representations of Baker Hughes to Western Atlas contained in the Merger Agreement, by virtue of the Western Atlas Option, Western Atlas may be deemed to beneficially own 33,772,146 shares of Baker Hughes Common Stock representing 16.6% of the shares of Baker Hughes Common Stock outstanding.

                  (b) If the Western Atlas Option becomes exercisable, then upon and to the extent of the exercise of the Western Atlas Option, Western Atlas will have the sole power to vote or to direct the vote of the number of shares of Baker Hughes Common Stock acquired as a result of such exercise.

                  (c) Except as described in Item 4 hereof, no transactions in the Baker Hughes Common Stock were effected by Western Atlas, or, to the best knowledge of Western Atlas, any of the persons listed on Schedule I hereto, during the 60-day period preceding May 10, 1998.

                  (d) Until the Western Atlas Option is exercised (if at all), Western Atlas has no right to receive dividends from, or the proceeds from the sale of, the shares of Baker Hughes Common Stock subject to the Western Atlas Option. If the Western Atlas Option is exercised by Western Atlas, Western Atlas or its designee, if any, would have the sole right to receive dividends on the shares of Baker Hughes Common Stock acquired pursuant thereto.

                  (e)      Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                  Except as set forth in this Schedule 13D, to the best knowledge of Western Atlas, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in
Item 2 or listed on Schedule I hereto, and between such persons and any person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the securities of the Issuer, joint ventures, loan or option arrangements, puts or calls, guarantees or profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power over the securities of the Issuer.


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

          1. Agreement and Plan of Merger, dated as of May 10, 1998, by and among Western Atlas Inc., Baker Hughes Incorporated and Baker Hughes Delaware I, Inc.

          2. Stock Option Agreement, dated as of May 10, 1998, by and between Baker Hughes Incorporated, as Grantor, and Western Atlas Inc. as Grantee.

                                   SIGNATURES


                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated as of: May 20, 1998

                                            WESTERN ATLAS INC.




                                            By: /s/James E. Brasher
                                            Name:  James E. Brasher
                                            Title: Senior Vice President

                                   SCHEDULE I

                  The name and present principal occupation of each director and executive officer of Western Atlas Inc. are set forth below. The business address for each person listed below, unless otherwise indicated, is Western Atlas Inc., 10205 Westheimer Road, Houston, TX 77042-3115. All executive officers and directors listed on this Schedule I are United States citizens.




Name                           Title/Present Principal Occupation
----                           ----------------------------------

Alton J. Brann                 Chairman of the Board, Director

Joseph T. Casey                Director

Claire W. Gargalli             Director
                               Vice Chairman, The Diversified Search and
                               Diversified Health Search Companies
                               2005 Market Street
                               Philadelphia, PA

Orion L. Hoch                  Director

Paul Bancroft, III             Director
                               Venture Capitalist
                               79 Pine Lane
                               Snowmass Village, Colorado

William C. Edwards             Director
                               Partner, Bryan & Edwards
                               3000 Sand Hill Road
                               Menlo Park, California

John R. Russell                Director, President and Chief Executive Officer

William H. Flores              Senior Vice President and Chief Financial Officer

James E. Brasher               Senior Vice President and General Counsel

Orval F. Brannan               Senior Vice President

Damir S. Skerl                 Senior Vice President

Richard C. White               Senior Vice Presiden

Thomas B. Hix, Jr.             Vice President of Finance and Administration

Gary E. Jones                  Vice President

                                INDEX OF EXHIBITS


          1. Agreement and Plan of Merger, dated as of May 10, 1998, by and among Western Atlas Inc., Baker Hughes Incorporated and Baker Hughes Delaware I, Inc.

          2. Stock Option Agreement, dated as of May 10, 1998, by and among Baker Hughes Incorporated, as Grantor, and Western Atlas Inc. as Grantee.














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